                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                    FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ______to______.


                          Commission File No.: 3-37791


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below.


                        CAMBREX CORPORATION SAVINGS PLAN


          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                               CAMBREX CORPORATION
                              ONE MEADOWLANDS PLAZA
                        EAST RUTHERFORD, NEW JERSEY 07073

                              REQUIRED INFORMATION


(A)      FINANCIAL STATEMENTS FOR THE PLAN


         Independent auditors' report


         Statement of Net Assets available for Plan Benefits with Fund Information at December 31, 1998

         Statement of Net Assets available for Plan Benefits with Fund Information at December 31, 1997

         Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1998

         Notes to financial statements

         Schedule 1 - Schedule of Assets Held for Investment Purposes

         Schedule 2 - Schedule of 5% Reportable Transactions

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934 the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                Cambrex Corporation Savings Plan



         Date     October 20, 1999              /s/ Douglas H. MacMillan
                                                ------------------------
                                                    Douglas H. MacMillan
                                                    Vice President
                                                    (On behalf of the Registrant
                                                    and as the Registrant's
                                                    Principal Financial Officer)

CAMBREX CORPORATION SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

CAMBREX CORPORATION SAVINGS PLAN

INDEX
DECEMBER 31, 1998 AND 1997

                                                                                                             PAGE
Report of Independent Accountants                                                                              1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits With Fund Information
     as of December 31, 1998 and 1997                                                                          2

   Statement of Changes in Net Assets Available for Plan Benefits
     With Fund Information for the year ended December 31, 1998                                                3

Notes to Financial Statements                                                                                4-9

Supplemental Schedules:

   Schedule 1 - Item 27(a) - Schedule of Assets Held for Investment Purposes                                  10
   Schedule 2 - Item 27(d) - Schedule of 5% Reportable Transactions                                           11

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
of the Cambrex Corporation Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cambrex Corporation Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

September 17, 1999

CAMBREX CORPORATION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR
PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1998 AND 1997


                                                                 1998            1997
Investments at fair value
    Cambrex Employer Stock Fund                               $19,065,706     $18,283,573
    Cambrex Employee Stock Fund                                 6,212,440       5,868,655
    Fidelity Magellan Fund                                     11,032,129       6,813,948
    Fidelity Growth and Income Portfolio                       19,718,142      15,380,768
    Fidelity Asset Manager                                      6,573,943       5,326,390
    Fidelity Retirement Government Money Market Portfolio       8,312,120       4,003,890
    Fidelity Short - Intermediate Government Portfolio            509,609         942,726
    Fidelity Investment Grade Bond                              1,259,084         304,717
    Founders Growth Fund                                        2,649,018         659,725
    Spartan US Equity Index                                     5,239,177              --
    Loans to Participants                                       1,367,076       1,095,314
                                                              -----------     -----------


        Total investments                                      82,371,561      58,246,589
                                                              -----------     -----------

Liabilities
    Employee excess contribution
                                                                       --           9,448
                                                              -----------     -----------

Net Assets Available for Plan Benefits                        $82,371,561     $58,237,141
                                                              -----------     -----------



   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1998



                                                                                          PARTICIPANT DIRECTED
                                                                         ------------------------------------------------------

                                                          CAMBREX          CAMBREX                              GROWTH
                                         TOTAL           EMPLOYER         EMPLOYEE           MAGELLAN         AND INCOME
                                         FUNDS          STOCK FUND       STOCK FUND            FUND              FUND
Additions:
Contributions
   Employee                          $  3,922,266      $         --      $    635,830      $    781,196      $  1,253,371
   Rollovers                              771,774                --           136,482           213,458           220,488
   Employer                             1,677,922         1,677,922                --                --                --
                                     ------------      ------------      ------------      ------------      ------------
       Total contributions              6,371,962         1,677,922           772,312           994,654         1,473,859
Net appreciation (depreciation)
   in the fair value of
   investments                          6,883,328           888,396           317,309         2,069,763         3,237,729
Interest and dividends                  3,373,869            84,905            28,736           473,211         1,051,613
Loan interest                              97,427                70            14,352            16,455            24,867
Loan repayments                                --             3,873            79,279            69,137           128,398
Transfers in from other Plan           13,606,902                --                --         1,678,449         1,141,347
                                     ------------      ------------      ------------      ------------      ------------
       Total additions                 30,333,488         2,655,166         1,211,988         5,301,669         7,057,813
Deductions:
Participants' withdrawals              (6,183,947)       (1,617,307)         (413,858)         (647,314)       (1,409,377)
Loan issuances                                 --                --          (111,807)          (93,761)         (138,720)
Administrative expenses                   (15,121)             (450)             (159)           (1,196)           (2,039)
                                     ------------      ------------      ------------      ------------      ------------
       Total deductions                (6,199,068)       (1,617,757)         (525,824)         (742,271)       (1,550,136)
       Net increase prior to
         interfund transfers           24,134,420         1,037,409           686,164         4,559,398         5,507,677
Interfund transfers                            --          (255,276)         (342,379)         (341,217)       (1,170,303)
                                     ------------      ------------      ------------      ------------      ------------
       Net increase (decrease)         24,134,420           782,133           343,785         4,218,181         4,337,374
Net assets available for plan
   benefits at beginning of year       58,237,141        18,283,573         5,868,655         6,813,948        15,380,768
                                     ------------      ------------      ------------      ------------      ------------
Net assets available for plan
   benefits at end of year           $ 82,371,561      $ 19,065,706      $  6,212,440      $ 11,032,129      $ 19,718,142
                                     ============      ============      ============      ============      ============

                                                                        PARTICIPANT DIRECTED
                                     ------------------------------------------------------------------------------------------
                                                        RETIREMENT          SHORT-          INVESTMENT
                                         ASSET          GOVERNMENT       INTERMEDIATE         GRADE           SPARTAN US
                                        MANAGER           MONEY           GOVERNMENT           BOND             EQUITY
                                         FUND             MARKET             FUND              FUND             INDEX
Additions:
Contributions
   Employee                          $    361,454      $    454,601      $     56,801      $     45,608      $    121,568
   Rollovers                               60,055             1,583             2,895             2,152            50,015
   Employer                                    --                --                --                --                --
                                     ------------      ------------      ------------      ------------      ------------
       Total contributions                421,509           456,184            59,696            47,760           171,583
Net appreciation (depreciation)
   in the fair value of
   investments                           (296,997)               --             1,578             9,540           489,772
Interest and dividends                  1,174,754           313,364            36,501            40,579            31,513
Loan interest                               8,418            23,072             1,372             1,847             4,282
Loan repayments                            50,938           101,470             4,422             9,566            18,168
Transfers in from other Plan              442,991         3,492,520           138,073           765,392         4,501,280
                                     ------------      ------------      ------------      ------------      ------------
       Total additions                  1,801,613         4,386,610           241,642           874,684         5,216,598
Deductions:
Participants' withdrawals                (346,274)       (1,125,803)          (67,785)          (97,829)         (276,928)
Loan issuances                            (47,336)          (89,802)           (4,239)             (935)           (6,286)
Administrative expenses                    (3,496)           (7,230)             (393)              (79)              (75)
                                     ------------      ------------      ------------      ------------      ------------
       Total deductions                  (397,106)       (1,222,835)          (72,417)          (98,843)         (283,289)
       Net increase prior to
         interfund transfers            1,404,507         3,163,775           169,225           775,841         4,933,309
Interfund transfers                      (156,954)        1,144,455           263,892           178,526           305,868
                                     ------------      ------------      ------------      ------------      ------------
       Net increase (decrease)          1,247,553         4,308,230           433,117           954,367         5,239,177
Net assets available for plan
   benefits at beginning of year        5,326,390         4,003,890           509,609           304,717                --
                                     ------------      ------------      ------------      ------------      ------------
Net assets available for plan
   benefits at end of year           $  6,573,943      $  8,312,120      $    942,726      $  1,259,084      $  5,239,177
                                     ============      ============      ============      ============      ============

                                          PARTICIPANT DIRECTED
                                     -------------------------------

                                       FOUNDERS
                                        GROWTH                              OTHER
                                         FUND             LOANS            ACTIVITY
Additions:
Contributions
   Employee                          $    211,837      $         --      $         --
   Rollovers                               84,646                --                --
   Employer                                    --                --                --
                                     ------------      ------------      ------------
       Total contributions                296,483                --                --
Net appreciation (depreciation)
   in the fair value of
   investments                            166,238                --                --
Interest and dividends                    138,693                --                --
Loan interest                               2,692                --                --
Loan repayments                            10,732          (475,983)               --
Transfers in from other Plan            1,070,286           376,564                --
                                     ------------      ------------      ------------
       Total additions                  1,685,124           (99,419)               --
Deductions:
Participants' withdrawals                 (55,601)         (135,319)            9,448
Loan issuances                            (13,614)          506,500                --
Administrative expenses                        (4)               --                --
                                     ------------      ------------      ------------
       Total deductions                   (69,219)          371,181             9,448
       Net increase prior to
         interfund transfers            1,615,905           271,762             9,448
Interfund transfers                       373,388                --                --
                                     ------------      ------------      ------------
       Net increase (decrease)          1,989,293           271,762             9,448
Net assets available for plan
   benefits at beginning of year          659,725         1,095,314            (9,448)
                                     ------------      ------------      ------------
Net assets available for plan
   benefits at end of year           $  2,649,018      $  1,367,076      $         --
                                     ============      ============      ============



   The accompanying notes are an integral part of these financial statements.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

1.       DESCRIPTION OF PLAN.

         The following brief description of the Cambrex Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL

         The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (the "Company") and its subsidiaries a vehicle to accumulate savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was designed to enhance the existing retirement program for employees of the Company. The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").

         On September 30, 1997, the Company acquired BioWhittaker. All of the assets of the BioWhittaker Savings Plan were transferred into the Plan on August 1, 1998. Related activity prior to the date of transfer is not included in the accompanying financial statements. These transfers totaled approximately $13.6 million and are included in "Transfers in from other Plan" on the 1998 Statement of Changes in Net Assets.

         ELIGIBILITY FOR PARTICIPATION

         Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date. All other employees, unless covered under a collective bargaining agreement which does not permit participation in the Plan or are temporary or part-time employees scheduled to work less than 20 hours per week, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service. Effective August 1, 1998, participants in the Biowhittaker Savings Plan were added to the Plan as participants.

         CONTRIBUTIONS

         A participant may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 15%, of their compensation on a before-tax or after-tax basis. Participant contributions may not exceed the smaller of 15% of the participant's base compensation or $10,000 in 1998 and $9,500 in 1997. The Company matches 100% of the employee's contribution based on the first 3% of their compensation; 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%. All Company matching is made in Company stock. Active participants who are covered by a collective bargaining agreement to which the Company is a party are not entitled to matching employer contributions unless the collective bargaining agreement specifically provides otherwise.

         VESTING

         A participant's interest in the employee contributions to the Plan shall always be fully and immediately vested. A participant's interest in matching employer contributions shall be vested at a rate of twenty percent (20%) for each year of service completed. If not already fully vested under the preceding basis, a participant shall be 100% vested in their matching employer contributions upon normal retirement date, permanent disability, or death. At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan. These forfeited Company contributions are accumulated in a forfeiture account until a sufficient balance is available to reduce subsequent Company contributions. Forfeitures for 1998

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


         and 1997 were $133,159 and $150,438, respectively. Cumulative unused balances in the forfeiture accounts amounted to $181,986 and $186,297 at December 31, 1998 and 1997 respectively.

         WITHDRAWALS DURING EMPLOYMENT

         A contributing participant may make withdrawals from the vested portion of their after-tax account balance prior to their termination of employment by filing a written request with the Plan Administration Committee. Pre-tax contributions are available only as provided by Internal Revenue Service ("IRS") regulation.

         DISTRIBUTION OF BENEFITS OTHER THAN WITHDRAWALS

         A participant, upon termination of employment for reasons other than retirement, death or disability, shall receive all vested amounts in their account balances in all investment funds in the form of a lump sum payment, in quarterly installments for not less than five (5) years, or an annuity contract. Provided the vested amount for distribution is in excess of $5,000, such participant must elect to receive a distribution of benefit prior to the first anniversary of their severance date or at age 65.

         DEATH, DISABILITY OR RETIREMENT

         If a participant's termination of employment is due to death, disability or retirement, all vested amounts credited to their account are payable in one lump sum to them or their designated beneficiary.

         LOANS TO PARTICIPANTS

         The Loan Fund consists of loans to participants which are subject to certain restrictions. The amounts borrowed are transferred from the Funds on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds.

         PLAN TERMINATION

         Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA. In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested. Unless the Company's Board of Directors (the "Board") deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Board.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the Plan have been prepared on the accrual basis of accounting.

         NET APPRECIATION (DEPRECIATION)

         The Plan presents in the "Statement of Changes in Net Assets" the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses recognized from the disposition of investments and the unrealized appreciation (depreciation) on those investments.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


         PLAN EXPENSES

         Expenses of the Plan consist of fees charged by the Trustee and miscellaneous administrative costs. As of January 1, 1998, the Plan is responsible for loan administrative charges. All other administrative expenses incurred by the Plan are paid by the Company.

         FEDERAL INCOME TAXES

         The Internal Revenue Service issued its latest determination letter on December 5, 1994, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code ("IRC") and, therefore, are exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         CONCENTRATIONS OF CREDIT RISK

         The Plan's investments are self-directed by the participants in a Trust managed by the Trustee with the exception of the Cambrex Employer and Employee Stock Fund, which is both participant and non-participant directed. As of December 31, 1998 and 1997, respectively, Plan investments are allocated as follows: 31% and 42% of the investments are in the Cambrex Corporation Employer and Employee Common Stock Fund, 24% and 27% in the Growth and Income Fund, 8% and 9% in the Asset Manager Fund, 14% and 12% in the Magellan Fund, 10% and 7% in the Retirement Government Money Market Fund, 1% and 1% in the Short - Intermediate Government Fund, 2% and 1% in the Investment Grade Bond Fund, 3% and 1% in the Founders Growth Fund, and 6%in the Spartan US Equity Index. In the event of non-performance by the Trustee, the asset value of the Plan could be substantially impaired.

         As of December 31, 1998, the concentration in the Cambrex Corporation Common Stock Fund was $25.2 million or 31% of the Plan. A significant portion ($6.2 million or 7.5%) of the Plan's assets were invested at the direction of the Plan participants in the Cambrex Corporation Common Stock Fund. The balance of the fund ($19 million or 23.5%) is attributable to employer matching contributions made solely in Company stock. On June 1, 1998, there was a 2 for 1 stock split of the Cambrex Corporation stock. This fund bears the risk associated with a single stock investment.

         Funds offered within the Plan are diversified, allowing employees to self-direct participation on a broad range of Funds being offered. Employer matching contributions are made directly into the Cambrex Corporation Common Stock fund and cannot be transferred by participants until reaching age 55, as provided under Plan provisions.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


         RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.


3.       INVESTMENTS

         The assets of the Plan are invested by the participants in several funds held by Fidelity Investments. The funds currently available to participants are:

         Fidelity Growth & Income Portfolio seeks long term growth and a reasonable level of current income by investing in companies which offer growth potential while paying current dividends.

         Fidelity Asset Manager seeks high total return and reduced risk over the long term by allocating its assets among stocks, bonds, and short-term fixed income instruments.

         Fidelity Retirement Government Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity by investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentality's.

         Fidelity Magellan Fund is a large, diversified portfolio of common stocks and convertible securities seeking long-term growth of capital.

         Fidelity Institutional Short - Intermediate Government Portfolio seeks to provide a high level of current income in a manner consistent with preserving principal by exclusively investing in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

         Fidelity Investment Grade Bond Fund is an income fund, seeking a high rate of current income consistent with reasonable risk.

         Founders Growth Fund seeks to increase the value of your investment over the long term through capital growth by investing in common stocks of well-established, high quality growth companies, both domestic and abroad.

         Fidelity Spartan US Equity Index Fund was added to the Plan as an investment option in July 1998, and is a growth and income fund, seeking investment results that try to duplicate the composite and total return of the S&P 500.

         The Cambrex Employer and Employee Stock Fund was establish to allow employees to invest in Cambrex stock and to invest the employer match. It invests in Cambrex stock with a small portion in short-term liquid investments.

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997


         The following table presents the cost and fair value of investments representing 5% or more of the total assets of the Plan as of December 31, 1998:

                  NUMBER
                OF SHARES                         INVESTMENT                                COST           FAIR VALUE
                                      Cambrex Employer & Employee
                  512,430                  Stock Fund                                   $ 12,021,003      $ 25,278,146
                   91,310             Fidelity Magellan Fund                            $  8,183,421      $ 11,032,129
                  430,151             Fidelity Growth & Income Portfolio                $ 12,889,680      $ 19,718,142
                  378,030             Fidelity Asset Manager                            $  6,210,954      $  6,573,943
                                      Fidelity Retirement Government
                8,312,121                  Money Market Portfolio                       $  8,312,121      $  8,312,120
                  119,181             Spartan US Equity Index                           $  4,733,505      $  5,239,177


         The number of participants in each fund as of December 31, 1998 and 1997 were:

                                                                                          1998              1997
         Fidelity Growth & Income Portfolio                                                774               578
         Fidelity Asset Manager                                                            446               346
         Fidelity Retirement Government Money Market Portfolio                             519               249
         Fidelity Magellan Fund                                                          1,113               453
         Fidelity Short - Intermediate Government Portfolio                                124                76
         Cambrex Employer & Employee Stock Fund                                          1,110               731
         Fidelity Investment Grade Bond                                                    168                14
         Founders Growth Fund                                                              295                65
         Spartan US Equity Index                                                           323                --


         Calculations of the portion of the total funds to be allocated to the Plan have been made by the Trustee. The assets held by each fund are described in the prospectus of the fund which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks, and government securities. The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price of the day. Securities traded on the over-the-counter market are valued at the last reported bid price. Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Each fund has its own investment managers who exercise discretionary authority concerning investment vehicles within the fund.

         The net investment gain includes interest and dividend income, net gains or losses realized upon disposition of investments at fair value, and net unrealized appreciation or depreciation of

CAMBREX CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997



         investments. Investment income and gains and losses have been allocated daily by the Trustee in proportion to the market values of the respective plans, adjusted for contributions and distributions.


4.       RELATED PARTY TRANSACTIONS

         The Cambrex Employer and Employee Stock Fund invests primarily in Cambrex Corporation common stock and maintains approximately 3-4% of its assets in cash and temporary liquid investments. Employee contributions are used to buy units in the fund. The employer matching contribution is made in shares of Cambrex Corporation common stock purchased by the Trustee on the open market or in stock issued by Cambrex at the average of the high & low trading price on the day of contribution. All other transactions of Cambrex Corporation common shares were traded on the New York Stock Exchange ("NYSE"). Withdrawal from the Cambrex Stock Fund for transfer to another investment fund is restricted to the employee contributions, dividends, and appreciation thereon. These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations. Each participant can exercise voting rights attributable to the shares allocated to their account. The Cambrex Corporation common shares are currently traded on the NYSE.

CAMBREX CORPORATION SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998



          DESCRIPTION OF ASSETS/INVESTMENTS                   UNITS           COST        FAIR VALUE
Founders Growth                                               129,790     $ 2,542,644     $ 2,649,018

Cambrex Employer and Employee Stock Fund                      512,430      12,021,003      25,278,146

Fidelity Magellan Fund                                         91,310       8,183,421      11,032,129

Investment Grade Bond                                         170,377       1,250,365       1,259,084

Fidelity Growth & Income Portfolio                            430,151      12,889,680      19,718,142

Fidelity Asset Manager                                        378,030       6,210,954       6,573,943

Fidelity Retirement Government Money Market Portfolio       8,312,121       8,312,121       8,312,120

Spartan US Equity Index                                       119,181         473,505       5,239,177

Short - Intermediate Government Portfolio                      99,759         945,040         942,726

Participant Loans (rates ranging from 6.5% to 10%)                                          1,367,076
                                                                          -----------     -----------

                                                                          $52,828,733     $82,371,561
                                                                          ===========     ===========

CAMBREX CORPORATION SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF 5% REPORTABLE TRANSACTIONS
DECEMBER 31, 1998


                                               PURCHASE     SELLING    EXPENSES                  REALIZED        NO. OF     NO. OF
     DESCRIPTION OF ASSETS/INVESTMENTS          PRICE        PRICE        (1)        COST       GAIN/(LOSS)    PURCHASES    SALES
Cambrex Employer and Employee Stock Fund     $ 3,715,727  $ 3,797,246            $ 1,937,993    $ 1,859,253       210         145

Fidelity Magellan Fund                         5,782,073    3,633,655              3,300,859        332,796       178         116

Fidelity Growth and Income Portfolio           6,577,808    5,478,164              4,453,279      1,024,885       205         148

Fidelity Asset Manager                         2,552,802    1,008,251                876,485        131,766       146         100

Fidelity Retirement Gov Money Mkt Portfolio   10,006,779    5,698,548              5,698,548             --       166         129

Spartan US Equity Index                        5,271,211      521,804                537,706        (15,902)       69          28




         1) No expenses are incurred with individual transactions